Exhibit 99.1

Copa Holdings Reports Net Income of $63.0 million and EPS of $1.49 for the Second Quarter of 2017

Excluding special items, adjusted net income came in at $62.8 million, or EPS of $1.48 per share

Panama City, Panama --- August 9, 2017. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2017 (2Q17). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2016 (2Q16).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$63.0 million for 2Q17 or earnings per share (EPS) of US$1.49, compared to net income of US$54.5 million or earnings per share of US$1.29 in 2Q16.

▪	Excluding special items, the Company would have reported an adjusted net income of US$62.8 million, or adjusted EPS of US$1.48, compared to an adjusted net income of US$21.5 million or adjusted EPS of US$0.51 in 2Q16. Special items for 2Q17 include a non-cash gain of US$0.2 million associated with the mark-to-market of fuel hedge contracts. Special items for 2Q16 include a US$7.6 million loss related to foreign currency fluctuations and a non-cash gain of US$40.6 million associated with the mark-to-market of fuel hedge contracts.

▪	Operating income for 2Q17 came in at US$83.0 million, representing a 139.9% increase over operating income of US$34.6 million in 2Q16, as a result of 8.6% additional capacity, a 7.5% increase in unit revenue per available seat mile (RASM), and a 1% decrease in unit costs. Operating margin for 2Q17 came in at 14.4%, compared to an operating margin of 7.0% in 2Q16.

▪	Total revenues for 2Q17 increased 16.8% to US$578.1 million. Yield per passenger mile increased 3.0% to 11.8 cents and RASM came in at 10 cents, or 7.5% above 2Q16.

▪	For 2Q17, consolidated passenger traffic grew 14.1% while consolidated capacity grew 8.6%. As a result, consolidated load factor for the quarter increased 3.9 percentage points to 82.2%.

▪	Operating cost per available seat mile (CASM) decreased 1%, from 8.6 cents in 2Q16 to 8.5 cents in 2Q17. CASM excluding fuel costs remained flat at 6.3 cents in 2Q17 and 2Q16.

▪	Cash, short-term and long-term investments ended 2Q17 at US$924.6 million, representing 39% of the last twelve months’ revenues.

▪	In June, Copa Airlines announced a new flight to Mendoza, Argentina, starting in November 2017.

▪	During the Paris Airshow in June, Copa Airlines announced the order of 15 Boeing 737 MAX 10 aircraft, to be delivered in 2021 and 2022. The order is a conversion of previously ordered Boeing 737 MAX 8 aircraft.

▪	Copa Airlines reported consolidated on-time performance of 85.1% and a flight-completion factor of 99.7% for 2Q17, maintaining its position among the best in the industry.

Subsequent Events

▪	Given the Company’s strong cash position and financial performance, the Board of Directors today approved an increase in dividend payout of more than US$20 million for the second half of 2017, which will represent an additional $0.24 per share, per quarter, for the third and fourth quarters of 2017. As such, the third quarter dividend payment will increase from US$0.51 to US$0.75 per share, payable on September 15, 2017, on all outstanding Class A and Class B shares, to stockholders of record as of August 31, 2017.

Consolidated Financial & Operating Highlights	2Q17	2Q16	Variance vs. 2Q16	1Q17	Variance vs. 1Q17
Revenue Passengers Carried ('000)	2,262	2,010	12.6%	2,264	-0.1%
RPMs (mm)	4,766	4,178	14.1%	4,732	0.7%
ASMs (mm)	5,796	5,335	8.6%	5,808	-0.2%
Load Factor	82.2%	78.3%	3.9 p.p.	81.5%	0.8 p.p.
Yield	11.8	11.4	3.0%	12.7	-7.3%
PRASM (US$ Cents)	9.7	9.0	8.2%	10.4	-6.4%
RASM (US$ Cents)	10.0	9.3	7.5%	10.6	-6.1%
CASM (US$ Cents)	8.5	8.6	-1.0%	8.6	-0.6%
CASM Excl. Fuel (US$ Cents)	6.3	6.3	0.2%	6.2	0.6%
Fuel Gallons Consumed (Millions)	74.1	69.4	6.9%	74.2	-0.1%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.77	1.81	-2.4%	1.84	-3.9%
Average Length of Haul (Miles)	2,107	2,079	1.3%	2,090	0.8%
Average Stage Length (Miles)	1,259	1,194	5.4%	1,274	-1.2%
Departures	31,092	30,313	2.6%	31,095	0.0%
Block Hours	102,435	95,171	7.6%	101,495	0.9%
Average Aircraft Utilization (Hours)	11.2	10.4	7.7%	11.3	-0.4%
Operating Revenues (US$ mm)	578.1	494.8	16.8%	616.7	-6.3%
Operating Income (US$ mm)	83.0	34.6	139.9%	117.5	-29.4%
Operating Margin	14.4%	7.0%	7.4 p.p.	19.1%	-4.7 p.p.
Net Income (US$ mm)	63.0	54.5	15.5%	102.3	-38.4%
Adjusted Net Income (US$ mm) (1)	62.8	21.5	192.2%	103.2	-39.1%
EPS - Basic and Diluted (US$)	1.49	1.29	15.3%	2.41	-38.5%
Adjusted EPS - Basic and Diluted (US$) (1)	1.48	0.51	191.7%	2.43	-39.2%
# of Shares - Basic and Diluted ('000)	42,419	42,336	0.2%	42,396	0.1%

(1)	Adjusted Net Income and Adjusted EPS for 2Q17, 2Q16 and 1Q17 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and 2Q16 also excludes the impact of the Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 2Q17 RESULTS

Copa Holdings´ second quarter results reflect outstanding commercial execution and improved demand trends, as well as continued cost discipline. Higher load factors and yields have produced a significant unit revenue improvement and margin expansion.

Consolidated operating revenues increased 16.8% to US$578.1 million during the quarter on capacity growth of 8.6%. Load factor came in at 82.2%, or 3.9 percentage points above 2Q16, while yields came in at 11.8 cents, or 3.0% higher than 2Q16. As a result, passenger revenues per ASM (PRASM) increased 8.2% from 9.0 cents in 2Q16 to 9.7 cents in 2Q17.

Operating expenses for 2Q17 increased 7.6% to US$495.1 million, while operating expenses per ASM (CASM) decreased 1% to 8.5 cents. Excluding fuel costs, unit costs remained flat at 6.3 cents.

Aircraft fuel expense increased 4.3% or US$5.3 million compared to 2Q16, as a result of more gallons consumed due to increased capacity and higher load factors, which was offset by lower effective jet fuel prices. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$1.6 million in 2Q17 and a US$21.2 million loss in 2Q16, decreased 2.4%, from an average of US$1.81 per gallon in 2Q16 to US$1.77 per gallon in 2Q17.

For 2Q17, the Company had fuel hedges in place representing 5% of its consolidated volume. With regards to future fuel hedge contracts, the Company only maintains an outstanding coverage of about 5% of its projected consumption volume for the remainder of 2017, using jet fuel swaps at an average price of US$1.80 per gallon.

The Company recorded a non-operating expense of US$7.6 million for 2Q17 compared to non-operating income of US$25.7 million for 2Q16. Non-operating expense for 2Q17 is mainly a net interest expense of US$4.7 million and a foreign currency loss of US$2.9 million, while 2Q16´s non-operating income included a net interest expense of US$5.9 million, a fuel hedge mark-to-market gain of US$40.6 million and a US$8.7 million loss related to foreign currency fluctuations.

Copa Holdings ended the quarter with US$924.6 million in cash, short-term and long-term investments, representing approximately 39% of the last twelve months´ revenues.

Total debt at the end of 2Q17 amounted to US$1.17 billion compared to US$1.26 billion at the end of 2Q16, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its hub based on Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2017

For 2017, the Company updates its guidance as follows: Consolidated capacity is now expected to grow approximately 8% as a result of higher aircraft utilization, and given the first half results, and the current visibility for the second half of the year, the Company is updating its Operating Margin guidance to 16-18%;

Financial Outlook	2017 Guidance	2016 Actual
Capacity - YOY ASM Growth	+/-8%	1.5%
Operating Margin	16-18%	12.4%

Factored into the above mentioned outlook is a load factor of approximately 82%, Unit Revenues (RASM) of approximately 10.4 cents, Unit Costs excluding Fuel (CASM Excl. Fuel) of approximately 6.4 cents and an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.75 per gallon.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q17 totaled US$578.1 million, a 16.8% or US$83.3 million increase over operating revenue of US$494.8 million in 2Q16, due to a 17.5% or US$83.8 million increase in passenger revenue.

Passenger revenue totaled US$561.7 million, an increase of 17.5% from passenger revenue of US$477.9 million in 2Q16. A 3.9 percentage point increase in load factor, combined with a 3% increase in passenger yield, resulted in an 8.2% increase in PRASM.

Cargo and mail revenue totaled US$14.0 million in 2Q17, flat when compared to 2Q16.

Other operating revenue totaled US$2.4 million in 2Q17, a 16.7% decrease from other operating revenue of US$2.9 million in 2Q16. This decrease was mainly a result of less services and part rentals provided to other airlines.

Operating expenses

For 2Q17, operating expenses increased 7.6% to US$495.1 million, representing operating cost per available seat mile (CASM) of 8.5 cents. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel), remained flat at 6.3 cents in 2Q17 and 2Q16.

Fuel totaled US$130.9 million, a US$5.3 million or 4.3% increase over aircraft fuel of US$125.5 million in 2Q16. This increase was a result of an increase of 6.9% on gallons consumed given additional capacity and higher load factors, which was offset by 2.4% lower average price per gallon of jet fuel (all-in), which averaged US$1.77 in 2Q17 as compared to US$1.81 in 2Q16. This average price per gallon of jet fuel for 2Q17 includes a $1.6 million realized fuel hedge loss, compared to a US$21.2 million fuel hedge loss in 2Q16.

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Wages, salaries, benefits and other employees' expenses totaled US$99.6 million, a 13.8% increase over salaries and benefits of US$87.5 million in 2Q16. This was mainly driven by growth in operational staff to support current capacity and future growth, variable compensation, and the full year effect of salary increases.

Passenger servicing totaled US$22.9 million, a 15.8% increase over passenger servicing of US$19.8 million in 2Q16. This increase resulted primarily from passenger traffic growth, length of haul increases and passenger re-accommodation expenses.

Airport facilities and handling charges totaled US$42.6 million, a 5.6% increase over 2Q16. This was primarily a result of an increase in departures and passenger traffic.

Sales and distribution totaled US$48.9 million, a 6.2% increase over an expense of US$46.1 million in 2Q16. This increase was mainly a result of higher net bookings due to an increased number of passengers carried, offset by lower travel agency related expenses.

Maintenance, material and repairs totaled US$27.4 million, a 5.6% increase from maintenance, material and repairs of US$25.9 million in 2Q16. This was a result of increased flight activity.

Depreciation and amortization totaled US$40.6 million in 2Q17, a 16.5% increase over depreciation of US$34.8 million in 2Q16. This increase was primarily the result of adjusting the fleet’s useful life assumption in Q4 2016 from 30 to 27 years.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 6.3%, from US$57.9 million in 2Q16 to US$61.5 million in 2Q17, mainly as a result of additional flying and increased overflight rates in certain countries, partly offset by lower aircraft rental expense due to lease returns.

Other operating and administrative expenses totaled US$20.7 million in 2Q17, a decrease of 7.2% vs 2Q16, mainly as a result of lower overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$7.6 million in 2Q17, compared to a net income of US$25.7 million in 2Q16.

Finance cost totaled US$8.9 million in 2Q17, a 2.3% decrease from interest expense of US$9.1 million in 2Q16, as a result of a lower debt balance, partially offset by higher interest rates.

Finance income totaled US$4.2 million, a 31.2% increase over interest income of US$3.2 million in 2Q16, as a result of higher cash balance and higher interest rates.

Gain (loss) on foreign currency fluctuations totaled a US$2.9 million loss, compared to a US$8.7 million loss in 2Q16.

Net change in the value of derivatives resulted in a gain of US$0.2 million, compared to a gain of US$40.6 million in 2Q16.

Other non-operating (income) expense resulted in a net expense of US$0.2 million in 2Q17 compared to a net expense of US$0.4 million in 2Q16.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 75 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are subject to change without prior notice

CPA-G

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q17	2Q16*	Change	1Q17	Change
Operating Revenues
Passenger revenue	561,696	477,894	17.5%	601,478	-6.6%
Cargo and mail revenue	13,994	14,025	-0.2%	12,856	8.9%
Other operating revenue	2,398	2,879	-16.7%	2,389	0.4%
Total Operating Revenue	578,087	494,798	16.8%	616,722	-6.3%

Operating Expenses
Fuel	130,878	125,539	4.3%	136,343	-4.0%
Wages, salaries, benefits and other employees' expenses	99,603	87,542	13.8%	100,817	-1.2%
Passenger servicing	22,883	19,755	15.8%	23,074	-0.8%
Airport facilities and handling charges	42,614	40,346	5.6%	40,966	4.0%
Sales and distribution	48,942	46,087	6.2%	49,841	-1.8%
Maintenance, materials and repairs	27,404	25,943	5.6%	25,596	7.1%
Depreciation and amortization	40,572	34,815	16.5%	39,832	1.9%
Flight operations	25,999	20,730	25.4%	24,031	8.2%
Aircraft rentals and other rentals	33,614	35,575	-5.5%	34,231	-1.8%
Cargo and courier expenses	1,892	1,545	22.4%	1,464	29.2%
Other operating and administrative expenses	20,727	22,334	-7.2%	23,001	-9.9%
Total Operating Expense	495,127	460,212	7.6%	499,197	-0.8%

Operating Profit	82,960	34,586	139.9%	117,526	-29.4%

Non-operating Income (Expense):
Finance cost	(8,938)	(9,147)	-2.3%	(8,921)	0.2%
Finance income	4,249	3,238	31.2%	3,446	23.3%
Gain (loss) on foreign currency fluctuations	(2,858)	(8,655)	-67.0%	2,652	-207.8%
Net change in fair value of derivatives	176	40,644	-99.6%	(860)	-120.4%
Other non-operating (income) expense	(190)	(368)	-48.4%	(558)	-66.0%
Total Non-Operating Income/(Expense)	(7,561)	25,713	-129.4%	(4,241)	78.3%

Profit before taxes	75,399	60,299	25.0%	113,284	-33.4%

Income tax expense	12,401	5,772	114.8%	10,971	13.0%

Net Profit	62,997	54,527	15.5%	102,314	-38.4%

EPS - Basic and Diluted	1.49	1.29	15.3%	2.41	-38.5%
Shares - Basic and Diluted	42,419,150	42,336,196	0.2%	42,395,784	0.1%

*	During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries

Balance Sheet - IFRS

(US$ Thousands)

	June 30	December 31
	2017	2016*
	(Unaudited)	(Audited)

ASSETS

Current Assets
Cash and cash equivalents	243,645	331,687
Restricted cash and cash equivalents	-	-
Short-term investments	679,991	483,002
Total cash, cash equivalents and short-term investments	923,636	814,689

Accounts receivable, net	153,813	113,408
Accounts receivable from related parties	1,834	499
Expendable parts and supplies, net	79,482	74,502
Prepaid expenses	47,343	58,370
Other current assets	6,675	7,650
TOTAL CURRENT ASSETS	1,212,783	1,069,118

Long-term investments	953	953
Long-term accounts receivable	2,346	1,957
Long-term prepaid expenses	30,071	26,398
Property and equipment, net	2,708,433	2,623,682
Intangible, net	74,166	69,502
Net pension asset	4,941	8,826
Deferred tax assets	15,602	18,339
Other Non-Current Assets	31,133	27,064
TOTAL NON-CURRENT ASSETS	2,867,645	2,776,721

TOTAL ASSETS	4,080,428	3,845,839

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	209,615	222,718
Accounts payable	105,654	104,590
Accounts payable to related parties	8,770	8,680
Air traffic liability	476,750	395,580
Frequent flyer deferred revenue	39,058	35,368
Taxes and interest payable	96,648	68,483
Employee benefits obligations	37,175	41,707
Income tax payable	3,138	1,401
Other Current Liabilities	5,085	4,385
TOTAL CURRENT LIABILITIES	981,893	882,912

Long-term debt	965,366	961,414
Other long - term liabilities	118,765	114,268
Deferred tax Liabilities	45,690	44,974
TOTAL NON-CURRENT LIABILITIES	1,129,821	1,120,656

TOTAL LIABILITIES	2,111,714	2,003,568

EQUITY
Issued Capital
Class A - 33,778,404 issued and 31,185,641 outstanding	20,946	20,988
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	69,296	64,986
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,843,871	1,552,547
Net Income	165,382	334,544
Other Comprehensive Income	(1,859)	(1,872)
TOTAL EQUITY	1,968,714	1,842,271

TOTAL LIABILITIES AND EQUITY	4,080,428	3,845,839

*	During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	330,227	267,049	194,620
Cash flow used in from investing activities	(241,655)	(124,608)	(59,718)
Cash flow used in financing activities	(176,614)	(139,539)	(166,017)
Net (decrease) increase in cash and cash equivalents	(88,042)	2,902	(31,115)
Cash and cash equivalents at January 1	331,687	204,715	221,443
Cash and cash equivalents at June 30	$243,645	$207,617	$190,328

Short-term investments	679,991	535,484	410,000
Long-term investments *	953	856	526,132
Restricted cash and cash equivalents **	-	20,787	27,260
Total cash and cash equivalents and investments at June 30	$924,589	$764,744	$1,153,720

*	Long-term investments include $435 million at June 2015 of cash in Venezuela.
**	Restricted cash corresponds to a margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	2Q17	2Q16	1Q17

Net profit as Reported	$62,997	$54,527	$102,314

Special Items (adjustments):
Gain (loss) due to devaluation of Venezuelan Bolivar		(7,607)
Net change in fair value of derivatives	176	40,644	(860)
Adjusted Net Income	$62,822	$21,490	$103,174

Shares used for Computation (in thousands)
Basic and Diluted	42,419	42,336	42,396

Adjusted earnings per share - Basic and Diluted	1.48	0.51	2.43

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q17	2Q16	1Q17

Operating Costs per ASM as Reported	8.5	8.6	8.6
Aircraft fuel per ASM	(2.3)	(2.4)	(2.3)
Operating Costs per ASM excluding fuel	6.3	6.3	6.2

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